[redacted]

SEC 09041900 ISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 9 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKB Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen Mesher & Co

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 9 2009
DIVISION OF MARKET REGULATION

ScanlanKemperBard Companies, LLC and Subsidiaries
TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

Page

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
ScanlanKemperBard Companies, LLC and Subsidiaries
Portland, Oregon

We have audited the accompanying consolidated balance sheets of ScanlanKemperBard Companies, LLC and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 1, management has estimated the undiscounted future cash flows of the real estate assets held by certain of the Company's investments. Due to the inherent nature of estimates, actual future cash flows could be materially different than these estimates. It is at least reasonably possible that in the near term management's estimate may change and the change may result in the requirement to record an impairment charge of a real estate asset. It is likely that such an impairment charge, if necessary, would be material and have an adverse impact on the consolidated financial position and results of operations of the Company. Also as disclosed in Note 1, management has estimated the fair values of certain investment properties that were determined to be impaired in accordance with Statement of Financial Accounting Standards No. 144, "*Accounting for the Impairment of Long-Lived Assets*". Due to the relative significance and inherent uncertainty of estimates, management's estimates of fair value may differ materially from the fair value had an active market existed for the properties or had a third party appraisal been performed.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ScanlanKemperBard Companies, LLC and Subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information presented contained on pages 22 through 31 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. This consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the consolidated financial statements taken as a whole.

Geffen Mesher & Company P.C.

May 29, 2009

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

ASSETS

December 31,	2008	2007
Current assets		
Cash and cash equivalents	$ 12,661,597	$ 11,975,625
Asset management revenue receivable	262,861	300,854
Participation revenue receivable	10,194	45,448
Other receivables	80,683	71,462
Pre-acquisition costs	3,012	5,874
Advances to related parties	3,094,816	7,004,900
Prepaid expenses	87,841	156,248
Total current assets	16,201,004	19,560,411
Property and equipment, net	1,401,030	1,232,919
Investments	78,963,219	114,520,494
Note receivable, member	475,000	
Other assets	8,333	8,333
	$ 97,048,586	$ 135,322,157

LIABILITIES AND EQUITY

December 31,	2008	2007
Current liabilities		
Accounts payable	$ 256,547	$ 461,898
Accrued expenses	646,389	765,684
Deferred revenue	107,533	268,286
Total current liabilities	1,010,469	1,495,868
Losses in excess of equity in investments	8,549,950	
Capital contribution payable	1,027,500	
Commitments and contingencies		
Non-controlling interests	72,554,381	112,340,315
Equity		
Common stock, $1 par value; 1,110 shares authorized and outstanding	1,110	1,110
Additional paid-in capital	1,057,740	1,057,740
Accumulated deficit	(701,392)	(526,807)
Members' equity	13,548,828	20,953,931
	13,906,286	21,485,974
	$ 97,048,586	$ 135,322,157

ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidated Statements of Income

Years Ended December 31,	2008 Amount	2008 Percentage of revenue	2007 Amount	2007 Percentage of revenue
Revenue				
Acquisition revenue			$ 2,181,815	9.9%
Asset management revenue	$ 3,980,232	32.7%	3,050,661	13.8
Leasing fees	327,694	2.7	385,157	1.7
Participation revenue	7,647,826	62.8	12,532,116	56.8
Placement fees	216,457	1.8	3,928,751	17.8
	12,172,209	100.0	22,078,500	100.0
Cost of services	1,727,532	14.2	3,673,608	16.6
Gross profit	10,444,677	85.8	18,404,892	83.4
General and administrative expenses	9,987,294	82.0	10,769,148	48.8
Fund organization costs	1,119,683	9.2	217,750	1.0
Operating income	(662,300)	(5.4)	7,417,994	33.6
Other income (expense)				
Equity in net loss of investments	(44,452,964)	(365.2)	(7,545,332)	(34.2)
Interest income	324,045	2.7	917,548	4.2
Interest expense	(9,364)	(0.1)	(10,105)	
Other, net	(70,886)	(0.6)	76,990	0.3
	(44,209,169)	(363.2)	(6,560,899)	(29.7)
Income (loss) from operations before non-controlling interests	(44,871,469)	(368.6)	857,095	3.9
Non-controlling interests	41,558,228	341.4	10,607,940	48.0
Net income (loss)	($ 3,313,241)	(27.2%)	$ 11,465,035	51.9%

ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidated Statements of Changes in Equity

	SKB Portfolio Company				Scanlan-KemperBard Companies, LLC	
	Common stock		Additional paid-in	Accumulated	Members'	
	Shares	Amount	capital	deficit	equity	Total
Balance at January 1, 2007	1,110	$ 1,110	$ 1,057,740	($ 383,353)	$ 10,622,546	$ 11,298,043
Contributions					2,183,407	2,183,407
Distributions				(2,239,513)	(1,220,998)	(3,460,511)
Net income				2,096,059	9,368,976	11,465,035
Balance at December 31, 2007	1,110	1,110	1,057,740	(526,807)	20,953,931	21,485,974
Contributions					198,579	198,579
Distributions					(4,465,026)	(4,465,026)
Net loss				(174,585)	(3,138,656)	(3,313,241)
Balance at December 31, 2008	1,110	$ 1,110	$ 1,057,740	($ 701,392)	$ 13,548,828	$ 13,906,286

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

Years Ended December 31,	2008	2007
Cash flows from operating activities		
Net income (loss)	($ 3,313,241)	$ 11,465,035
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	321,882	274,724
Amortization	50,000	49,167
Equity in net loss of investments	44,452,964	7,545,332
Non-controlling interests	(41,558,228)	(10,607,940)
Net changes in operating assets and liabilities		
Receivables	64,026	337,677
Pre-acquisition costs	2,862	2,233,752
Advances to related parties	4,551,228	(5,395,402)
Prepaid expenses	68,407	(126,351)
Accounts payable	(205,351)	310,893
Accrued expenses	(118,894)	477,935
Management fees payable		(52,117)
Deferred revenue	(160,753)	160,753
Net cash provided by operating activities	4,154,902	6,673,458
Cash flows from investing activities		
Purchase of property and equipment	(489,993)	(603,750)
Contributions to investments	(8,862,843)	(101,633,726)
Distributions from investments	3,772,360	5,668,200
Advance on note receivable, member	(475,000)	
Net cash used in investing activities	(6,055,476)	(96,569,276)
Cash flows from financing activities		
Net repayments on line of credit		(2,000,000)
Financing costs	(50,000)	(50,000)
Shareholder distributions		(2,239,513)
Member contributions	198,579	2,183,407
Member distributions	(4,465,026)	(1,220,998)
Non-controlling interest contributions	11,216,953	107,501,604
Non-controlling interest distributions	(4,313,960)	(6,076,515)
Net cash provided by financing activities	2,586,546	98,097,985

(Continued)

Years Ended December 31,	2008	2007
Net increase in cash and cash equivalents	685,972	8,202,167
Cash and cash equivalents at beginning of year	11,975,625	3,773,458
Cash and cash equivalents at end of year	$ 12,661,597	$ 11,975,625
Supplemental disclosures of cash flow information		
Cash paid during year for interest	$ 9,364	$ 23,538

Years Ended December 31, 2008 and 2007

1. Summary of significant accounting policies and line of business

Lines of business, organization and basis of presentation
ScanlanKemperBard Companies, LLC ("SKB LLC" or the "Company"), an Oregon limited liability company with headquarters in Portland, Oregon, is a real estate merchant and investment banking firm specializing in opportunistic western United States investments in real estate projects having total capitalization in the $10 million to $100 million range. SKB LLC negotiates, closes and manages high-yielding real estate investment portfolios and bridge loans on behalf of itself and over 700 high net worth individual investors, an institutional investor and smaller pension funds.

In 2002, the owners of SKB LLC and SKB Portfolio Company ("Portfolio Company") entered into a Redemption and Transition Agreement where SKB LLC was deemed the successor company to Portfolio Company. Under the agreement certain of the assets and liabilities of Portfolio Company were transferred to SKB LLC, except for certain investments which are to remain with Portfolio Company. For SKB LLC's services, Portfolio Company has agreed to pay SKB LLC a management fee equal to 30% of participation net revenue related to deals originated by Portfolio Company. All of Portfolio Company's remaining proceeds, net of expenses and reserves are distributed to the Company's shareholders. During 2007, the final investment that Portfolio Company was entitled to receive revenue from was sold. The financial statements of Portfolio Company have been combined with those of SKB LLC given the degree of common ownership and control.

The financial statements of SKB LLC also include the accounts of its wholly-owned limited liability companies: SKB Advisors, LLC and SKB Securities, LLC (formerly Jefferson Securities, Inc.), and SKB Real Estate Partners, LLC ("SKB REP") which is under the control of SKB LLC.

SKB Accredited Fund I, L.P. (the "Accredited Fund") and SKB Qualified Fund I, L.P. (the "Qualified Fund"), Delaware limited partnerships (collectively, the "Partnerships"), were formed by SKB LLC on June 12, 2006 for the purpose of acquiring real estate and real estate holding entities in the retail, office and industrial markets in the Western United States. The focus of the Partnerships' acquisitions is on underperforming assets with the principal objective of achieving capital appreciation. The general partner of each of the Partnerships is SKB REP. SKB REP's general partner interests in the Partnerships are within the scope of Emerging Issues Task Force ("EITF") Issue No. 04-5, "*Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*" ("EITF 04-5"). Under the Partnership Agreements of the Partnerships, the limited partners have not been granted substantive participating or kick-out rights as defined in EITF 04-5. Consequently, SKB REP is presumed to control the activities of the Partnerships and consolidates the financial statements of the Partnerships. Pursuant to a Management Services Agreement SKB REP has outsourced management functions to its controlling member, SKB LLC.

Under the Parallel Fund Agreement, the Partnerships will invest in all real estate investments side-by-side. Together the Partnerships will invest in all real estate investments pro rata according to the relative commitments of the partners in each of the Accredited Fund and Qualified Fund ignoring commitments for acquisition and placement fees. Each real estate investment of the Partnerships is typically acquired and owned by a limited liability company managed by SKB LLC and in which the Partnerships collectively are majority and controlling members ("Ownership LLC"). In certain joint venture arrangements (described below) the Ownership LLC owns a 50% membership interest in a joint venture entity, which in turn owns the real estate asset. The Partnerships will terminate on June 12, 2013, unless extended by SKB REP, with the approval of the Partnerships' Advisory Committees, but in no event later than June 12, 2015.

YEARS ENDED DECEMBER 31, 2008 AND 2007

1. Summary of significant accounting policies and line of business (continued)

Lines of business, organization and basis of presentation (continued)
The partners of the Partnerships have committed approximately $163,675,000 in capital to the Partnerships at December 31, 2008. At December 31, 2008, approximately $20,998,000 of the commitments remains unfunded. The Partnerships had their final fund closing on June 12, 2007. Under the original provisions of the Limited Partnership Agreement, the partners' commitments expire on December 12, 2008 (except for permitted follow-on investments and repayment of Partnership costs after 2 years from the inception of the Partnership, with an allowable 6 month extension, which was exercised). In 2008, the Partnership Agreement was amended to provide that the Partners remain obligated to make cash contributions throughout the duration of the Partnership for their respective commitments to the Partnership to pay 14% of the commitments for follow-on investments and to pay Partnership costs.

The Partnerships were required to pay an asset management fee to SKB LLC from their inception on June 8, 2006. The related fee amount related to new investors admitted to the Partnerships during 2007 was approximately $887,000 and is non-recurrent.

SKB REP may allow up to 35% of the Partnerships' share of any investment with a total acquisition cost of less than $50 million and up to 49% of any investment with a total acquisition cost of $50 million or more to be provided directly by the limited partners and by investors who are not partners in the Partnerships. Any investor that is not one of the Partnerships is considered a "Co-Investor". Co-Investors include investment limited liability companies created and managed by SKB LLC and in which SKB LLC has a membership interest ("Investment LLCs"). Certain limited partners of the Partnerships are also members of the Investment LLCs. To accomplish its co-investment in a particular real estate investment, the Investment LLC is admitted as a member of the Ownership LLC for that asset. Co-Investors may also include persons who become tenants-in-common with the Ownership LLC in the ownership of a real estate asset. SKB LLC acts as the asset manager for these tenant-in-common Co-Investors. In addition, the Partnerships and any Investment LLC for a particular asset may invest in a joint venture vehicle with another institutional investor; in these instances the Ownership LLC will own 50% of the membership interests in the limited liability company or limited partnership that is formed as the joint venture vehicle for ownership of the asset.

Subject to certain exceptions, SKB REP may not transfer its interest or withdraw from the Partnerships. Limited Partners may not transfer their interests unless approved by SKB REP.

Principles of consolidation
The consolidated financial statements of SKB LLC include the accounts of the Accredited Fund and Qualified Fund. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Although the management's current estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that in the future actual conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position. Significant estimates used in preparing these consolidated financial statements include those used in testing for impairment and estimating the fair value of impaired real estate. It is at least reasonably possible that the significant estimates used will change in the next year.

1. Summary of significant accounting policies and line of business (continued)

Financial instruments and concentrations of credit risk

The Company maintains cash and cash equivalents on deposit with financial institutions. The balances may, from time-to-time, exceed federal depository insurance limits. The Company has not incurred any credit related losses in such accounts. Concentrations of credit risk related to receivables primarily arise from advances to related parties. At December 31, 2008 three investment portfolios comprised 69% of advances to related parties. At December 31, 2007, three investment portfolios comprised 60% of advances to related parties.

SKB LLC's revenues are primarily from services provided to the investment portfolios. Certain service revenues are based upon fixed contracted rates and others are dependent upon the current income from the commercial real estate held by the investment portfolios. Other SKB LLC service revenues are also dependent upon the appreciation of the commercial real estate held by the investment portfolio. The Partnerships' revenues are primarily from the commercial rental activities of their underlying real estate holdings. In the normal course of business, SKB LLC and the Partnerships encounter economic risk, including interest rate risk, credit risk and market risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the investment portfolios' and Partnerships' real estate investments that results from an underlying tenant's inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate investments held by SKB LLC, the investment portfolios and the Partnerships. Market risk is impacted by, amongst other things, the rate of absorption, rental rate changes and redevelopment risks associated with certain investments. SKB LLC and the Partnerships have not directly entered into any derivative contracts for speculative or hedging purposes against these risks. Certain of the SKB LLC's and the Partnerships' real estate investments have hedged against changes in interest rates by entering into fixed-for-floating interest rate swap agreements with financial institutions.

Risks and uncertainties

The current economic slowdown and any further economic decline in the future could negatively affect the Company's consolidated financial position and results of operations. Additionally, volatility of the current economic climate makes it difficult for the Company to predict the complete impact of this slowdown on the Company's consolidated financial position and results of operations. Due to these current economic conditions, the tenants of investment portfolios' and Partnerships' real estate investments may also face financial difficulties, the unavailability of or reduction in commercial credit, or both, which may result in decreased revenues and cash flows for the investments and the Company. Further, certain of the tenants of investees may cease or significantly reduce operations or seek bankruptcy protection, which could reduce the investments cash flows and adversely impact the Company's consolidated financial position and results of operations.

Management has established business plans for each of the investment portfolios' and Partnerships' real estate investments. These plans depend on, among other things, access to credit under favorable terms and conditions. Certain of the business plans assume the ability to extend loan terms or execute options available under loan agreements in order to extend their maturities. Several of these options require the investments to meet certain non-financial and financial covenants such as minimum debt-service-coverage ratios. Should management be unable to execute its plans in the time frame assumed due to changes in market conditions or the inability to obtain or maintain financing, management may have to place investments for sale at times or prices that were not contemplated under management's business plans. Such events would likely have a significant impact on the Company's consolidated financial position and results of operations. Further, management may experience challenges in forecasting revenues and operating results due to the global economic conditions.

Years Ended December 31, 2008 and 2007

1. Summary of significant accounting policies and line of business (continued)

Risks and uncertainties (continued)
The Partnerships invest in a total of 14 real estate investments in the office, industrial and retail real estate sectors. Due to the limited number of investees many of the investments comprise more than 10% of total investments. Economic changes in the office, industrial and retail real estate sectors could have a material impact on the Company's consolidated financial position and results of operations. Additionally the negative performance of one of these investments could have a negative material impact on the Company's consolidated financial position and results of operations.

Cash and cash equivalents
Cash and cash equivalents include primarily cash deposited with banks and money market accounts. The money market funds are stated at cost, which approximates fair value.

Pre-acquisition costs
SKB LLC incurs expenses relating to the formation of commercial real estate investments ("investment portfolios"). These costs include identifying potential real estate investments, escrow deposits, soliciting investors, raising capital, and costs related to the acquisition of investment real estate. These costs are capitalized as pre-acquisition costs. Management performs intensive due diligence on prospective deals and may abandon the prospective deal based upon the results of the due diligence work performed. If the prospective deal is terminated, then the related pre-acquisition costs are charged to expense. Pre-acquisition costs related to viable projects are reimbursed to SKB LLC by the investment portfolio at the time the underlying real estate investment is purchased through escrow. Management of SKB LLC regularly monitors prospective deals to identify those that are terminated and those that are still potentially viable projects. Management classifies pre-acquisition costs as a current asset when it is expected that the potential real estate deal will close within the next year. Management classifies pre-acquisition costs as a long-term asset when it is expected that the potential real estate deal will close beyond the next year.

Advances to related parties
Advances to related parties consists of the following at December 31,

	2008	2007
Investment portfolios	$ 1,344,686	$ 5,448,500
Other related parties	1,750,130	1,556,400
	$ 3,094,816	$ 7,004,900

The investment portfolios are generally limited liability companies or limited partnerships that acquire commercial real estate. SKB LLC makes advances to various investment portfolios to cover certain costs incurred by those investment portfolios for which they are the asset manager. These advances are repaid from investment portfolios when sufficient cash flow is available. Management regularly reviews the financial performance and cash flows of the investment portfolios under its management. If Management determines that an investment portfolio is unable to repay the advance and collection is unlikely, the receivable is written off to expense and any additional costs paid by SKB LLC on behalf of the investment portfolio are expensed when paid.

1. Summary of significant accounting policies and line of business (continued)

Advances to related parties (continued)
SKB LLC is not contractually obligated to make such advances or payments. In certain instances the investment portfolio may not be able to repay the advance until proceeds are available from the sale of the underlying real estate assets. The advances are generally non-interest bearing, due on demand and unsecured. Management classifies advances to investment portfolio companies as current when it is expected that repayment will occur within the next year and as long-term when it is expected that repayment will occur beyond the next year.

Other related party receivables at December 31, 2008 and 2007 primarily include approximately $906,000 and $699,000, respectively, in asset management fees due and $641,144 in capital contributions to be refunded from the Partnerships' investments. Other related party receivables also include approximately $196,000 and $134,000 of advances made to certain owners of SKB LLC at December 31, 2008 and 2007.

Property and equipment
Property and equipment are recorded at cost. Depreciation on property and equipment is provided on the straight-line method based on estimated useful lives. Tenant improvements are depreciated on the straight-line method over the shorter of the lease term or the life of the improvement. The cost of maintenance and repairs is charged to income as incurred.

Property and equipment consists of the following at December 31,

	2008	2007
Computers and software	$ 1,451,364	$ 1,096,822
Equipment	22,982	22,982
Furniture	294,848	293,403
Tenant improvements	204,185	200,446
Projects in process	181,006	50,739
	2,154,385	1,664,392
Less accumulated depreciation	753,355	431,473
	$ 1,401,030	$ 1,232,919

Investments
SKB LLC
SKB LLC uses the equity method of accounting for its investments because the Company exercises significant influence over their operating and financial activities. Investments are carried at cost and adjusted annually for the Company's share of undistributed earnings or losses, which is included in equity in net losses of investments on the consolidated statement of income.

Partnerships
The Partnerships use the equity method of accounting for its investments because the Partnerships exercise significant influence over their operating and financial activities. Investments in limited liability companies are carried at cost and adjusted annually for the Partnerships' share of undistributed earnings or losses, which is included in equity in net losses of investments on the consolidated statement of income.

YEARS ENDED DECEMBER 31, 2008 AND 2007

1. Summary of significant accounting policies and line of business (continued)

Note receivable, member
Note receivable, member at December 31, 2008 consists of a $475,000 loan to an owner of SKB LLC. The note calls for floating interest based on prime, which approximates SKB LLC's cost of borrowing. The loan matures on the earlier of February 22, 2013 or a value-realizing event, as defined in the agreement. The note is collateralized by the borrower's SKB LLC membership interest.

Accounting for the Impairment and Disposal of Long-Lived Assets
Management reviews the carrying amount of real estate assets held by the Company's investments for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") SFAS No. 144, *"Accounting for the Impairment of Long-Lived Assets"* ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of a real estate asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the real estate assets. If the undiscounted future cash flows of a real estate asset are less than the carrying value a write-down will be recorded, measured by the amount of the difference between the carrying value and the fair value of the real estate asset. Under SFAS 144, if the undiscounted cash flows exceed the carrying amount of a real estate asset, no impairment charge is recorded, even if the carrying amount exceeds its fair value. Management's estimate of undiscounted future cash flows is a significant estimate. Due to the inherent nature of estimates, actual cash flows could be materially different than these estimates. It is at least reasonably possible that in the near term, management's estimate may change and the change may result in the requirement to record an impairment charge of a real estate asset. It is likely that such an impairment charge, if necessary, would be material and have an adverse impact on the consolidated financial position and results of operations of the Company.

At December 31, 2008, management determined that the East Bay Office Portfolio, Trolley Square, Mountain Business Park, and San Francisco Gift Center properties were impaired. At December 31, 2008, management determined that the carrying amount of these properties exceeded their fair value by approximately $68,000,000 in the aggregate. As a result impairment charges at the property level were made. The Company's share of the impairment charges amounted to approximately $37,571,000 and is included in loss from investments in limited liability companies on the 2008 consolidated statement of operations. The East Bay Office Portfolio property suffered an impairment of $11,708,000 in 2007, of which the Company's share of the impairment charge amounted to approximately $6,651,000 and is included in loss from investments in limited liability companies on the 2007 consolidated statement of operations. Total impairment charges as of December 31, 2008 at the property level are $79,708,000, of which the Company's share is $44,222,000. The East Bay Office Portfolio property fair value is based on a third party appraisal obtained by the lender in December 2008. The fair value of Trolley Square, Mountain Business Park and San Francisco Gift Center are based on management's estimates using discounted cash flows and published market data. Due to the relative significance and inherent uncertainty of estimates, management's estimates of fair value may differ materially from fair value had an active market existed for these properties or had a third party appraisal been performed. Barring further material deterioration in the capital markets and overall economic environment, no additional impairment loss is expected to be incurred. While it is at least reasonably possible that the estimate of impairment will change materially in the near-term, no estimate can be made of the range of additional loss that is at least reasonably possible.

1. Summary of significant accounting policies and line of business (continued)

Income taxes
No provision has been made in the accompanying consolidated financial statements for income taxes. Income taxes that result from the income of SKB LLC or the Partnerships are the liability of the individual members or partners. Under Subchapter S of the Internal Revenue Code, Portfolio Company has elected not to be taxed as a corporation and its shareholders have consented to include Portfolio Company's income in their individual tax returns.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation Number 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). In December 2008, FASB issued Staff Position ("FSP") No. FIN 48-3 which allows the Company to defer the effective date of FIN 48 for fiscal years beginning after December 15, 2008. The Company has elected this option.

Uncertain tax positions are provided for in accordance with the requirements of SFAS No. 5 *"Accounting for Contingencies"* ("SFAS 5").

Non-controlling interests
Non-controlling interests on the consolidated balance sheets represents the equity held by the non-controlling interest holders of SKB LLC's subsidiaries. Non-controlling interests on the consolidated statements of income represent the non-controlling interest holders' share of SKB LLC's subsidiaries' net gain or loss. Non-controlling interests are primarily the non-controlling limited partners of the Partnerships.

Income allocations and distributions
As more fully described in the Partnership Agreements, SKB REP shall distribute cash received by the Partnership constituting income from any real estate investment (net of expenses), other than disposition proceeds, reserve requirements and income from short-term investments at least quarterly. The General Partner made a decision to suspend income distributions beginning in January 2009 in order to build additional reserves to cover Partnership costs and the possible need for follow-on investments in the existing portfolio. This was done to hedge against current and future anticipated tenant losses, provide additional funding for lease up, and provide additional equity to secure extensions for property loans that would otherwise mature during the asset's expected extended holding period. Net proceeds from the disposition of real estate investments are distributed at such time as SKB REP deems appropriate. Prior to the distribution of cash, the Partnerships shall make distributions to SKB REP in amounts equal to anticipated taxes owed by SKB REP from its allocations of the Partnerships' taxable income. Any tax distributions made to SKB REP are treated as distributions offset against subsequent distributions made to SKB REP. Distributions of short-term investment income are made in proportion to respective capital contributions other than acquisition and placement fees. Distributions of current income and disposition proceeds from real estate investments and financial instruments secured by real estate assets are first made to the limited partners until cumulative distributions have provided limited partners with a realized preferred return of 10%. Then distributions are made until the limited partners' capital contributions have been returned. After capital contributions have been returned, distributions for each of the Partnerships are as follows:

Years Ended December 31, 2008 and 2007

1. Summary of significant accounting policies and line of business (continued)

Income allocations and distributions (continued)
SKB Qualified Fund I, L.P.
Thereafter, for the Qualified Fund, with respect to limited partners who have invested less than $5 million, SKB REP shares in distributions and receives, as an incentive, (i) 50% of all distributions attributable to such investments until SKB REP has received distributions equal to 20% of the distributions made to such limited partners in excess of their capital contributions, and thereafter (ii) 20% of all remaining amounts distributed. With respect to limited partners who have invested $5 million or more, distributions are generally made 100% to such partners until the limited partners have achieved a 13% internal rate of return; SKB REP then receives, (i) 50% of all distributions attributable to such investments until SKB REP has received distributions equal to 20% of the distributions made to such limited partners in excess of their capital contributions, and thereafter (ii) 20% of all remaining amounts distributed.

Notwithstanding the foregoing, SKB REP has provided different terms to one investor who invested more than $5 million, consistent with its right to offer different terms to larger investors as long as it offered similar terms to all investors investing equal or larger amounts to the investor receiving different terms. Income and loss is allocated among the partners so as to conform to expected distributions.

SKB Accredited Fund I, L.P.
Thereafter, for the Accredited Fund, SKB REP shares in distributions and receives, as an incentive, (i) 50% of all distributions attributable to such investments until SKB REP has received distributions equal to 20% of the distributions made to such limited partners in excess of their capital contributions, and thereafter (ii) 20% of all remaining amounts distributed. Income and loss is allocated among the partners so as to conform to expected distributions.

Revenue recognition
Acquisition revenue represents fees earned by SKB LLC upon the successful acquisition of real estate by the investment portfolio for its investors. Acquisition revenue is recognized when the purchase of the investment real estate has closed through escrow.

Asset management revenue represents fees earned by SKB LLC for managing real estate investment portfolios. The fees are determined in the operating or partnership agreement of the investment portfolio and are generally paid monthly. The Partnerships pay fees to SKB LLC for asset management quarterly in advance.

Asset management revenues are generally recognized in the month the management services are performed. Certain agreements allow for SKB LLC to receive contingent asset management revenue. The contingent revenues are generally earned when the investment portfolio has made distributions to its investors to provide them with a minimum rate of return as determined in the operating agreement. If and when the minimum rate of return is achieved the contingent asset management fees are recognized as revenue.

Leasing fees represent revenue earned by SKB LLC upon the signing of a lease agreement by a tenant of an investment portfolio's real estate. Leasing revenues are recognized when the lease contract is signed.

Years Ended December 31, 2008 and 2007

1. Summary of significant accounting policies and line of business (continued)

Revenue recognition (continued)

Participation revenue represents revenue earned by SKB LLC upon the sale or refinance of investment portfolio assets provided the investors in the portfolio have received back all of their initial investment as well as their preferred return. The amount of the preferred return and SKB LLC's participation in investment profits is determined by the operating agreement of each investment in the investment portfolio. When participation revenue is recognized for a particular investment portfolio, commissions may be due to parties based upon the amount of participation revenue earned by SKB LLC and the amount of equity these parties raised for the investment portfolio. Therefore, commission expense, if any, for a particular investment portfolio is not known and recorded until participation revenue has been earned on the related investment portfolio.

Placement fees are revenues earned by SKB Securities for the private placement of debt and equity securities and are generally recorded at the time a property is acquired. Placement fees related to the Partnerships' investors are recorded upon each capital closing.

Advertising expense

Advertising costs are expensed as incurred. Advertising expense was approximately $96,000 and $292,000 for the years ended December 31, 2008 and 2007.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), "*Fair Value Measurements*". SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating what impact the adoption of SFAS 157 will have on the financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS 159 are effective for the fiscal year beginning after November 15, 2007. The Company is currently evaluating what impact the adoption of SFAS 159 will have on the financial statements. Should the Company elect the fair value option it will likely have a material impact on the Company's financial statements; however, management has not determined what the impact will be.

2. Investments

Investments consist of the following at December 31, 2008:

SKB LLC

Investee name	SKB LLC's ownership	Net income (loss)	Investment balance
SKB Eastridge, LLC	1.14%	($ 12,952)	$ 179,902
San Francisco Gift Center	9.28%	(3,099,480)	(371,392)
SKB 945, LLC	13.42%	19,136	682,741
Others	.04% - .67%	(81)	226,530
		($ 3,093,377)	$ 717,781

Partnerships

Investee name	Partnerships' ownership	Net income (loss)	Investment balance
SF1 Cherry Creek, LLC	100.0%	($ 52,116)	$ 2,339,219
SF1 Eastridge, LLC	77.7%	(709,221)	8,764,852
SF1 Syracuse Hill, LLC	65.0%	(154,358)	1,490,286
SF1 PPP, LLC	72.5%	(825,364)	12,751,138
SF1 Lincoln, LLC	60.0%	(357,577)	6,891,747
SF1 EB, LLC	56.8%	(1,129,261)	1,950,297
SF1 Eastmont, LLC	65.0%	68,705	9,273,235
SF1 MOB Portfolio, LLC	100.0%	2,405,156	14,864,974
SF1 MBP, LLC	100.0%	(6,365,934)	(1,931,034)
SF1 Trolley Square, LLC	51.0%	(15,832,470)	(3,024,541)
SF1 945, LLC	51.0%	54,486	2,310,191
SF1 ACC Retail, LLC	63.2%	(868,048)	3,327,218
SF1 GC, LLC	73.7%	(17,167,367)	(3,222,983)
SF1 SeaTac, LLC	70.8%	(426,218)	13,910,889
		($ 41,359,587)	$ 69,695,488
Total net investments		($ 44,452,964)	$ 70,413,269
Losses in excess of equity in investments			(8,549,950)
Total investments			$ 78,963,219

2. Investments (continued)

Investments consist of the following at December 31, 2007:

SKB LLC

Investee name	SKB LLC's ownership	Net income (loss)	Investment balance
SKB Eastridge, LLC	1.14%	($ 1,561)	$ 197,639
Waterstone	0.00%	734,218	
San Francisco Gift Center	9.28%	(171,912)	2,728,088
SKB 945, LLC	13.42%	(85)	488,783
Others	.04% - .67%	147,701	164,194
		$ 708,361	$ 3,578,704

Partnerships

Investee name	Partnerships' ownership	Net income (loss)	Investment balance
SF1 Cherry Creek, LLC	100.0%	$ 46,019	$ 2,555,673
SF1 Eastridge, LLC	77.8%	(104,464)	9,725,147
SF1 Syracuse Hill, LLC	65.0%	(48,280)	1,774,809
SF1 PPP, LLC	72.5%	(209,507)	13,664,169
SF1 Lincoln, LLC	60.0%	(374,781)	7,249,324
SF1 EB, LLC	56.8%	(6,626,428)	4,232,453
SF1 Eastmont, LLC	65.0%	104,530	9,204,530
SF1 MOB Portfolio, LLC	100.0%	1,028,903	14,838,903
SF1 MBP, LLC	100.0%	(77,305)	3,654,945
SF1 Trolley Square, LLC	51.0%	(775,559)	6,070,587
SF1 945, LLC	51.0%	(617)	2,537,726
SF1 ACC Retail, LLC	63.2%	(258,101)	4,799,957
SF1 GC, LLC	73.7%	(979,235)	15,025,327
SF1 SeaTac, LLC	70.8%	21,132	15,608,240
		($ 8,253,693)	$ 110,941,790
Total investments		($ 7,545,332)	$ 114,520,494

2. Investments (continued)

The following is a combined summary of financial position and results of operations of SKB LLC's and Partnerships' investments as of and for the years ended December 31, 2008 and 2007:

	2008	2007
Total assets	$ 624,470,000	$ 688,429,000
Total liabilities	$ 452,477,000	$ 444,211,000
Equity	$ 171,993,000	$ 244,218,000
Net loss	$ 68,379,000	$ 12,633,000

The 2008 and 2007 combined amounts above will not necessarily include 100% of the financial position and results of operations of the underlying real estate property as often the limited liability company holds an interest in the property as a tenant-in-common and certain holdings are set up as joint ventures.

3. Line of credit

SKB LLC has an operating line of credit agreement with Bank of America, which allows for borrowings up to $2,500,000 for the purpose of funding earnest money deposits and project expenses related to pre-acquisition costs. Interest is payable monthly at the 1 week, 2 week or 1, 2 or 3 month LIBOR plus 1.5% (3.10% at December 31, 2008) or prime (.25% at December 31, 2008) plus .75%, at the Company's option. The agreement expires on February 28, 2010, at which time any outstanding borrowings and accrued interest are due. Borrowings are secured by the assets of SKB LLC. The loan agreement is subject to certain financial covenants. At December 31, 2008 and 2007, the line of credit balance was $-0-.

4. Related party transactions

At December 31, 2008, SKB LLC, as a limited partner, has committed $2,000,000 and contributed $1,587,932 and $873,800, respectively, to the Partnerships as of December 31, 2008 and 2007. At December 31, 2007, SKB LLC, through a Co-Investor, is a 28.2% owner of SF1 945, LLC. As a result, SKB LLC owns, outside of its ownership in the Partnerships, 13.4% of the 945 Bryant Street property. At December 31, 2007, SKB LLC, outside of its ownership in the Partnerships, is a 9.2% owner of the San Francisco Gift Center property as a tenant-in-common. At December 31, 2008 and 2007, SKB LLC, through a Co-Investor, is a 6.6% owner in SF1 Eastridge, LLC. As a result, SKB LLC owns, outside of its ownership in the Partnerships, 1.1% of the Eastridge Business Park property.

5. Commitments and contingencies

Capital contributions

Under the partnership agreements for the Partnerships, SKB REP as the General Partner is obligated to commit up to $2,500,000 in capital. SKB REP may include SKB LLC's limited partner commitment to the Partnerships in satisfying the minimum requirement. At December 31, 2008, $2,165,442 of this amount had been called and contributed.

5. Commitments and contingencies (continued)

Lease commitments
SKB LLC conducts its operations from offices that are leased under non-cancelable operating leases that expire at various dates through 2011. Under the terms of the leases, SKB LLC is required to pay taxes and occupancy expenses. SKB LLC also leases office equipment under non-cancelable operating leases that expire in 2010. The total operating lease expense, including taxes and occupancy expenses, for the years ended December 31, 2008 and 2007 was approximately $327,000 and $325,000.

The lessor for SKB LLC's primary office has required SKB LLC to obtain an $81,000 letter of credit from a financial institution as a security deposit. The letter of credit will remain in place throughout the term of the lease agreement, which expires October 31, 2011.

Future minimum rental payments due under noncancellable operating leases consist of approximately the following:

Year ending December 31,	
2009	$ 205,000
2010	195,000
2011	212,000
	$ 612,000

Guarantees
In the normal course of business SKB LLC enters into indemnity and guaranty agreements ("Indemnity Agreements") with financial institutions that provide bank loans for certain investment portfolios for which SKB LLC provides property management services. Under the Indemnity Agreements SKB LLC has agreed to indemnify the lender from costs incurred or suffered as a result of certain specified prohibited acts made by the borrower (the investment portfolio). These Indemnity Agreements are customary in the real estate lending industry and are known in the industry as "non-recourse carve-outs". With one exception described below, the Indemnity Agreements do not represent a general guarantee of the repayment of the amounts borrowed by the investment portfolios.

Historically, SKB LLC has not suffered any losses from entering into these Indemnity Agreements. As property manager of the investment portfolios, SKB LLC is able to significantly control the investment portfolios, which reduce the risk to SKB LLC that an investment portfolio engages in a prohibited act. Management is not able to predict any prohibited acts which might occur nor is management able to estimate the amount of losses a lender would incur if a prohibited transaction was to occur.

On March 27, 2008, the Partnerships and SKB LLC have jointly guaranteed up to $18,500,000 plus all accrued and unpaid interest of the Trolley Square property's construction loan. The construction loan agreement allows for Trolley Square to borrow up to $74,000,000 and matures on April 1, 2011. Borrowings on the loan at December 31, 2008 were approximately $38,700,000. The loan agreement contains a construction budget covering expected capital expenditures and tenant improvements. During 2008 a future major retail tenant of Trolley Square that had previously signed a long-term lease agreement began to request material changes to the original lease agreement. There were significant construction and tenant improvement costs initially budgeted for this tenant. Other than design, architectural and permitting costs, to date no significant costs have been incurred related to the construction of this future tenant's space.

5. Commitments and contingencies (continued)

Guarantees (continued)
Management is unable to estimate what modifications to the loan agreement or lease will be made as a result of the tenant's request. Actions required by the Partnerships and SKB LLC could include the requirement of additional capital contributions to SF1 Trolley Square, LLC. Subsequent to year end, the lenders have discontinued funding construction draws while they wait for the tenant to sign a letter of intent. To assist the Trolley Square property with funding construction costs, subsequent to year end, the Partnerships have advanced SF1 Trolley Square, LLC $1,770,000. Also subsequent to year end, SKB LLC has advanced $1,701,000 on behalf of SKB Trolley Square, LLC, a co-investor in the property. The advances are not secured and are expected to be repaid through future construction loan draws or converted to equity after the tenant matter has been resolved.

An investment portfolio, Pacific Park Plaza, is a party to an obligation on an Irrevocable Standby Letter of Credit. The Letter of Credit is $1,000,000 and in the event the property is delinquent on its mortgage payments, the lender will call upon the Letter of Credit. SKB LLC has guaranteed the $1,000,000 Letter of Credit. The Partnerships indirectly through their 51.2% ownership in Pacific Park Plaza is a party to the Letter of Credit Obligation. Should the lender call on the Letter of Credit, the Partnerships may be required to provide additional capital to the property up to their share of the $1,000,000 or $510,400, in order to satisfy the lender's call. The Letter of Credit expires October 26, 2009 and is subject to annual renewal. The Irrevocable Standby Letter of Credit is subject to cancellation once the Debt Service Coverage Ratio on the Pacific Plaza property exceeds 1.25:1 in accordance with the loan document.

On December 28, 2007, an investment portfolio purchased the SeaTac Business Center located in Seattle, Washington. The loan obtained was an adjustable rate loan at LIBOR + 2.60%. The investment portfolio desired to hedge their exposure to interest rate risk. The Partnerships own 65.0% of SeaTac Business Center. Appropriate hedging instruments were not offered by the lender. As such, an agreement was entered into with a separate high quality banking institution in which it executed an interest rate swap synthetically converting its existing floating rate loan to a fixed rate loan for the notional amount of $62,000,000. The term of the interest rate swap agreement is two years. As the agreement was entered into with a counterparty without collateral rights in the property, a margin account was established at swap execution. Subsequent to year end, interest rates have declined, requiring the posting of margin by the investment portfolio. One of the investor entities, SKB-SeaTac, LLC ("SeaTac"), did not have the funds necessary to fund their portion of margin calls. SKB LLC has advanced $372,000, net, to SeaTac to cover margin calls. The Partnerships have also invested in SeaTac Business Center. The Partnerships have paid approximately $755,000, net, to satisfy the margin calls.

6. Retirement plan

SKB LLC sponsors a defined contribution 401(k) plan for all of its employees. Employer contributions are discretionary and were approximately $122,000 and $547,000 for 2008 and 2007.

7. Subsequent events

Subsequent to year end, on April 3, 2009, the Partnerships called approximately $1,637,000 from the partners' commitments to fund Partnership projects.

Subsequent to year end, on April 13, 2009, SKB LLC distributed approximately $290,000 to its members for their 2008 tax liabilities, resulting from their membership in SKB LLC.

SUPPLEMENTAL SCHEDULES

ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidating Balance Sheet - 2008

ASSETS

December 31, 2008	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Current assets					
Cash and cash equivalents	$ 9,349,735	$ 492,527	$ 2,819,335		$ 12,661,597
Asset management revenue receivable	262,861				262,861
Participation revenue receivable	10,194				10,194
Other receivables	80,683				80,683
Pre-acquisition costs	3,012				3,012
Advances to related parties	1,592,668	287,234	1,441,238	($ 226,324)	3,094,816
Prepaid expenses	87,841				87,841
Total current assets	11,386,994	779,761	4,260,573	(226,324)	16,201,004
Property and equipment, net	1,401,030				1,401,030
Investments	3,785,156	12,837,651	65,036,395	(2,695,983)	78,963,219
Acquisition costs		371,734	1,375,911	(1,747,645)	
Note receivable, member	475,000				475,000
Other assets	8,333				8,333
	$ 17,056,513	$ 13,989,146	$ 70,672,879	($ 4,669,952)	$ 97,048,586

ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidating Balance Sheet - 2008

LIABILITIES AND EQUITY

December 31, 2008	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Current liabilities					
Accounts payable	$ 255,430	$ 39,980	$ 187,461	($ 226,324)	$ 256,547
Accrued expenses	646,389				646,389
Deferred revenue	107,533				107,533
Total current liabilities	1,009,352	39,980	187,461	(226,324)	1,010,469
Losses in excess of equity in investments	371,392	1,430,834	6,747,724		8,549,950
Capital contribution payable		169,579	857,921		1,027,500
Commitments and contingencies					
Non-controlling interests				72,554,381	72,554,381
Equity					
Common stock, $1 par value; 1,110 shares authorized and outstanding	1,110				1,110
Additional paid-in capital	1,057,740				1,057,740
Retained deficit	(701,392)				(701,392)
Members' equity	15,318,311			(1,769,483)	13,548,828
Partners' equity		12,348,753	62,879,773	(75,228,526)	
	15,675,769	12,348,753	62,879,773	(76,998,009)	13,906,286
	$ 17,056,513	$ 13,989,146	$ 70,672,879	($ 4,669,952)	$ 97,048,586

ASSETS

December 31, 2007	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Current assets					
Cash and cash equivalents	$ 10,225,884	$ 288,148	$ 1,461,593		$ 11,975,625
Asset management revenue receivable	300,854				300,854
Participation revenue receivable	45,448				45,448
Other receivables	71,462				71,462
Pre-acquisition costs	5,874				5,874
Advances to related parties	5,580,846	237,801	1,186,253		7,004,900
Prepaid expenses	156,248				156,248
Total current assets	16,386,616	525,949	2,647,846		19,560,411
Property and equipment, net	1,232,919				1,232,919
Investments	7,388,730	18,295,115	92,646,675	($ 3,810,026)	114,520,494
Acquisition costs		432,916	1,602,241	(2,035,157)	
Other assets	8,333				8,333
	$ 25,016,598	$ 19,253,980	$ 96,896,762	($ 5,845,183)	$ 135,322,157

LIABILITIES AND EQUITY

December 31, 2007	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Current liabilities					
Accounts payable	$ 461,898				$ 461,898
Accrued expenses	765,684				765,684
Deferred revenue	268,286				268,286
Total current liabilities	1,495,868				1,495,868
Commitments and contingencies					
Non-controlling interests				$ 112,340,315	112,340,315
Equity					
Common stock, $1 par value; 1,110 shares authorized and outstanding	1,110				1,110
Additional paid-in capital	1,057,740				1,057,740
Retained deficit	(526,807)				(526,807)
Members' equity	22,988,687			(2,034,756)	20,953,931
Partners' equity		$ 19,253,980	$ 96,896,762	(116,150,742)	
	23,520,730	19,253,980	96,896,762	(118,185,498)	21,485,974
	$ 25,016,598	$ 19,253,980	$ 96,896,762	($ 5,845,183)	$ 135,322,157

ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidating Statement of Income - 2008

Year Ended December 31, 2008	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Revenue					
Asset management revenue	$ 4,866,584			($ 886,352)	$ 3,980,232
Leasing fees	327,694				327,694
Participation revenue	7,647,826				7,647,826
Placement fees	216,457				216,457
Total revenue	13,058,561			(886,352)	12,172,209
Cost of services	1,727,532				1,727,532
Gross profit	11,331,029			(886,352)	10,444,677
General and administrative expenses	9,543,653	$ 184,293	$ 575,353	(316,005)	9,987,294
Fund management fees		147,791	738,561	(886,352)	
Fund organization costs	1,119,683				1,119,683
Operating income (loss)	667,693	(332,084)	(1,313,914)	316,005	(662,300)
Other income (expense)					
Equity in net income (loss) of investments	(4,446,448)	(6,903,682)	(34,455,905)	1,353,071	(44,452,964)
Interest income	251,597	11,016	61,432		324,045
Interest expense	(9,364)				(9,364)
Other, net	(41,992)			(28,894)	(70,886)
	(4,246,207)	(6,892,666)	(34,394,473)	1,324,177	(44,209,169)
Income (loss) from operations before non-controlling interests	(3,578,514)	(7,224,750)	(35,708,387)	1,640,182	(44,871,469)
Non-controlling interests				41,558,228	41,558,228
Net income (loss)	($ 3,578,514)	($ 7,224,750)	($ 35,708,387)	$ 43,198,410	($ 3,313,241)

ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidating Statement of Income - 2007

Year Ended December 31, 2007	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Revenue					
Acquisition revenue	$ 3,756,951			($ 1,575,136)	$ 2,181,815
Asset management revenue	5,694,374			(2,643,713)	3,050,661
Leasing fees	385,157				385,157
Participation revenue	12,532,116				12,532,116
Placement fees	3,928,751				3,928,751
Total revenue	26,297,349			(4,218,849)	22,078,500
Cost of services	3,673,608				3,673,608
Gross profit	22,623,741			(4,218,849)	18,404,892
General and administrative expenses	10,695,335	$ 48,939	$ 93,235	(68,361)	10,769,148
Fund management fees		418,120	2,225,593	(2,643,713)	
Fund organization costs		24,483	193,267		217,750
Operating income (loss)	11,928,406	(491,542)	(2,512,095)	(1,506,775)	7,417,994
Other income (expense)					
Equity in net income (loss) of investments	386,887	(1,362,195)	(6,891,498)	321,474	(7,545,332)
Interest income	589,632	68,203	409,510	(149,797)	917,548
Interest expense	(10,105)	(18,332)	(131,465)	149,797	(10,105)
Other, net	76,990				76,990
	1,043,404	(1,312,324)	(6,613,453)	321,474	(6,560,899)
Income (loss) from operations before non-controlling interests	12,971,810	(1,803,866)	(9,125,548)	(1,185,301)	857,095
Non-controlling interests				10,607,940	10,607,940
Net income (loss)	$ 12,971,810	($ 1,803,866)	($ 9,125,548)	$ 9,422,639	$ 11,465,035

ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidating Statement of Cash Flows - 2008

Year Ended December 31, 2008	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Cash flows from operating activities					
Net income (loss)	($ 3,578,514)	($ 7,224,750)	($ 35,708,387)	$ 43,198,410	($ 3,313,241)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities					
Depreciation	321,882				321,882
Amortization	50,000	67,424	248,982	(316,406)	50,000
Equity in net (income) loss of investments	4,446,448	6,903,682	34,455,905	(1,353,071)	44,452,964
Non-controlling interests				(41,558,228)	(41,558,228)
Net changes in operating assets and liabilities					
Advances and receivables	64,026				64,026
Pre-acquisition costs	2,862				2,862
Advances to related parties	3,988,178	56,382	280,344	226,324	4,551,228
Prepaid expenses	68,407				68,407
Accounts payable	(206,468)	39,980	187,461	(226,324)	(205,351)
Accrued expenses	(119,295)			401	(118,894)
Deferred revenue	(160,753)				(160,753)
Net cash provided by (used in) operating activities	4,876,773	(157,282)	(535,695)	(28,894)	4,154,902
Cash flows from investing activities					
Acquisition fees paid		(6,242)	(22,652)	28,894	
Purchase of property and equipment	(489,993)				(489,993)
Advance on note receivable, member	(475,000)				(475,000)
Contributions to investments	(695,805)	(1,410,463)	(7,135,680)	379,105	(8,862,843)
Distributions from investments	224,323	611,581	3,076,431	(139,975)	3,772,360
Net cash provided by (used in) investing activities	(1,436,475)	(805,124)	(4,081,901)	268,024	(6,055,476)

(Continued)

Year Ended December 31, 2008	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Cash flows from financing activities					
Financing costs	(50,000)				(50,000)
Member contributions	198,579				198,579
Member distributions	(4,465,026)				(4,465,026)
Partnership contributions		1,898,041	9,698,017	(11,596,058)	
Partnership distributions		(731,256)	(3,722,679)	4,453,935	
Non-controlling interest contributions				11,216,953	11,216,953
Non-controlling interest distributions				(4,313,960)	(4,313,960)
Net cash provided by (used in) financing activities	(4,316,447)	1,166,785	5,975,338	(239,130)	2,586,546
Net increase (decrease) in cash and cash equivalents	(876,149)	204,379	1,357,742		685,972
Cash and cash equivalents at beginning of year	10,225,884	288,148	1,461,593		11,975,625
Cash and cash equivalents at end of year	$ 9,349,735	$ 492,527	$ 2,819,335	$ -0-	$ 12,661,597
Supplemental disclosures of cash flow information					
Cash paid during year for interest	$ 9,364				$ 9,364

ScanlanKemperBard Companies, LLC and Subsidiaries

Consolidating Statement of Cash Flows - 2007

Year Ended December 31, 2007	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Cash flows from operating activities					
Net income (loss)	$ 12,971,810	($ 1,803,866)	($ 9,125,548)	$ 9,422,639	$ 11,465,035
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities					
Depreciation	274,724				274,724
Amortization	49,167	14,316	53,644	(67,960)	49,167
Equity in net (income) loss of investments	(386,887)	1,362,195	6,891,498	(321,474)	7,545,332
Non-controlling interests				(10,607,940)	(10,607,940)
Net changes in operating assets and liabilities					
Advances and receivables	337,677				337,677
Pre-acquisition costs	2,233,752				2,233,752
Advances to related parties	(4,068,330)	(218,356)	(1,108,716)		(5,395,402)
Prepaid expenses	(125,950)			(401)	(126,351)
Accounts payable	310,893				310,893
Accrued expenses	477,935				477,935
Management fees payable		(14,027)	(38,090)		(52,117)
Deferred revenue	160,753				160,753
Net cash provided by (used in) operating activities	12,235,544	(659,738)	(3,327,212)	(1,575,136)	6,673,458
Cash flows from investing activities					
Acquisition fees paid		(324,253)	(1,250,883)	1,575,136	
Purchase of property and equipment	(603,750)				(603,750)
Contributions to investments	(6,658,625)	(15,478,087)	(82,824,691)	3,327,677	(101,633,726)
Distributions from investments	5,214,937	124,347	567,522	(238,606)	5,668,200
Net cash provided by (used in) investing activities	(2,047,438)	(15,677,993)	(83,508,052)	4,664,207	(96,569,276)

(Continued)

Consolidating Statement of Cash Flows - 2007(Continued)

Year Ended December 31, 2007	Scanlan KemperBard Companies, LLC	SKB Accredited Fund I, L.P.	SKB Qualified Fund I, L.P.	Eliminations	Total
Cash flows from financing activities					
Net borrowings on line of credit	(2,000,000)				(2,000,000)
Financing costs	(50,000)				(50,000)
Shareholder distributions	(2,239,513)				(2,239,513)
Member contributions	2,183,407				2,183,407
Member distributions	(1,220,998)				(1,220,998)
Partnership contributions		17,891,599	92,937,682	(110,829,281)	
Partnership distributions		(1,556,934)	(4,758,187)	6,315,121	
Non-controlling interest contributions				107,501,604	107,501,604
Non-controlling interest distributions				(6,076,515)	(6,076,515)
Net cash provided by (used in) financing activities	(3,327,104)	16,334,665	88,179,495	(3,089,071)	98,097,985
Net increase in cash and cash equivalents	6,861,002	(3,066)	1,344,231		8,202,167
Cash and cash equivalents at beginning of year	3,364,882	291,214	117,362		3,773,458
Cash and cash equivalents at end of year	$ 10,225,884	$ 288,148	$ 1,461,593	$ -0-	$ 11,975,625
Supplemental disclosures of cash flow information					
Cash paid during year for interest	$ 23,538	$ 18,332	$ 131,465	($ 149,797)	$ 23,538